

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 27, 2009

Laurence C. Mead
Vice President/Manufacturing and Development,
 Chief Financial Officer and Chief Accounting Officer
Biosynergy, Inc.
1940 East Devon Avenue
Elk Grove Village, IL 60007

      Re: **Biosynergy, Inc.**
              Form 10-KSB for the Fiscal Year Ended April 30, 2008
              File No. 000-12459

Dear Mr. Mead:

       We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                 Sincerely,

                 Martin James
                 Senior Assistant Chief Accountant